Mail Stop 4561

June 1, 2009

Mr. Stanley Chan
President and Chief Executive Officer
Scientific Energy, Inc.
27 Weldon Street
Jersey City, NJ 07306

> **Re: Scientific Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 10, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed May 20, 2009**
> **File No. 000-50559**

Dear Mr. Chan:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A(T). Controls and Procedures

Changes in Internal Control Over Financial Reporting, page 27

1. Please revise your statement in future filings to disclose if there were *any* changes in your internal control over financial reporting. Refer to Item 308T(b) of Regulation S-K. Similar concerns apply to your disclosures in your Form 10-Q for the quarter ended March 31, 2009.

Item 15. Exhibits, Financial Statement Schedules

Exhibit 31

2. We note that the certification by your Principal Executive Officer and Principal Financial Officer is not set forth exactly as it appears in Item 601(b)(31)(i) of Regulation S-K. Please file a revised certification that includes the introductory language of paragraph 4 and paragraph 4(b) of Item 601(b)(31)(i) of Regulation S-K regarding your internal control over financial reporting. The amendment may be abbreviated and consist of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Item 4T. Controls and Procedures

Evaluation of Effectiveness of Disclosure Controls and Procedures, page 10

3. We note your disclosure on page 11 stating that disclosure controls and procedures "can provide only reasonable, not absolute, assurance that the control system's objectives will be met." In your response letter, please confirm, if true, that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by your Form 10-Q. In addition, ensure that future reports clarify whether your CEO and CFO have concluded that the controls and procedures are effective at that reasonable assurance level. In the alternative, omit from future filings the reference to the level of assurance of your disclosure controls and procedures. Please see Section II.F.4 of SEC Release No. 33-8238, Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief